OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dirt Motor Sports, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
25459N102
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☒ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25459N102	13G/A

1	NAMES OF REPORTING PERSONS Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,618,016*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,618,016*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,618,016*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Excludes 3,577,692 shares issuable upon exercise of convertible preferred stock convertible into 3,829,990 shares of common stock of Dirt Motor Sports, Inc. (“Common Stock”) which are subject to so-called “blocker” provisions prohibiting the holder from converting the convertible preferred stock when the beneficial owner owns more than 4.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	25459N102	13G/A

1	NAMES OF REPORTING PERSONS Victory Park Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,618,016*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,618,016*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,618,016*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Excludes 3,577,692 shares issuable upon exercise of convertible preferred stock convertible into 3,829,990 shares of common stock of Dirt Motor Sports, Inc. (“Common Stock”) which are subject to so-called “blocker” provisions prohibiting the holder from converting the convertible preferred stock when the beneficial owner owns more than 4.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	25459N102	13G/A

1	NAMES OF REPORTING PERSONS Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,618,016*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,618,016*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,618,016*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Excludes 3,577,692 shares issuable upon exercise of convertible preferred stock convertible into 3,829,990 shares of common stock of Dirt Motor Sports, Inc. (“Common Stock”) which are subject to so-called “blocker” provisions prohibiting the holder from converting the convertible preferred stock when the beneficial owner owns more than 4.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	25459N102	13G/A

1	NAMES OF REPORTING PERSONS Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,618,016*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,618,016*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,618,016*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Excludes 3,577,692 shares issuable upon exercise of convertible preferred stock convertible into 3,829,990 shares of common stock of Dirt Motor Sports, Inc. (“Common Stock”) which are subject to so-called “blocker” provisions prohibiting the holder from converting the convertible preferred stock when the beneficial owner owns more than 4.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	25459N102	13G/A

Item 1(a)	Name of Issuer:

Dirt Motor Sports, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

7575 West Winds Boulevard, Suite D
Concord, North Carolina 28027

Item 2(a)	Name of Person Filing:

Victory Park Capital Advisors, LLC
Victory Park Master Fund, Ltd.
Jacob Capital, L.L.C.
Richard Levy

Victory Park Capital Advisors, LLC is the investment manager for Victory Park Master Fund, Ltd. Jacob Capital, L.L.C. is the manager of Victory Park Capital Advisors, LLC. Richard Levy is the sole member of Jacob Capital, L.L.C.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of the reporting persons, other than Victory Park Master Fund, Ltd., is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for Victory Park Master Fund, Ltd. is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.

Item 2(c)	Citizenship:

Victory Park Capital Advisors, LLC is a Delaware limited liability company.
Victory Park Master Fund, Ltd. is a Cayman Islands exempted company.
Jacob Capital, L.L.C. is an Illinois limited liability company.
Richard Levy is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value per share $.0001

Item 2(e)	CUSIP Number:

25459N102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

As of December 31, 2007:

CUSIP No.	25459N102	13G/A

(a)	Amount beneficially owned:

Victory Park Capital Advisors, LLC	1,618,016 shares
Victory Park Master Fund, Ltd.	1,618,016 shares
Jacob Capital, L.L.C.	1,618,016 shares
Richard Levy	1,618,016 shares

Each of the reporting persons may be deemed to be the beneficial owner of convertible preferred stock exercisable to acquire 3,829,990 shares of the Issuer’s common stock. Victory Park Master Fund, Ltd. is the record holder of the convertible preferred stock. The convertible preferred stock contains a contractual provision blocking conversion of the convertible preferred stock when the holder beneficially owns more than 4.99% of the issued and outstanding shares of the Issuer. Accordingly, based on the number of outstanding shares of the Issuer’s common stock as reported in the Issuer’s Schedule 14A Definitive Proxy Statement dated December 31, 2007, 3,577,692 of the shares underlying the convertible preferred stock are not convertible and consequently, the shares underlying them have not been included in the number of shares beneficially owned by the reporting persons.

(b)	Percent of class:

Victory Park Capital Advisors, LLC	4.99%
Victory Park Master Fund, Ltd.	4.99%
Jacob Capital, L.L.C.	4.99%
Richard Levy	4.99%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Victory Park Capital Advisors, LLC	0 shares
Victory Park Master Fund, Ltd.	0 shares
Jacob Capital, L.L.C.	0 shares
Richard Levy	0 shares

(ii) Shared power to vote or to direct the vote

Victory Park Capital Advisors, LLC	1,618,016 shares
Victory Park Master Fund, Ltd.	1,618,016 shares
Jacob Capital, L.L.C.	1,618,016 shares
Richard Levy	1,618,016 shares

(iii) Sole power to dispose or direct the disposition of

Victory Park Capital Advisors, LLC	0 shares
Victory Park Master Fund, Ltd.	0 shares
Jacob Capital, L.L.C.	0 shares
Richard Levy	0 shares

(iv) Shared power to dispose or to direct the disposition of

Victory Park Capital Advisors, LLC	1,618,016 shares
Victory Park Master Fund, Ltd.	1,618,016 shares
Jacob Capital, L.L.C.	1,618,016 shares
Richard Levy	1,618,016 shares

CUSIP No.	25459N102	13G/A

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below each of Victory Park Capital Advisors, LLC, Victory Park Master Fund, Ltd., Jacob Capital, L.L.C. and Richard Levy certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
          After reasonable inquiry and to the best of their knowledge and belief, each of Victory Park Capital Advisors, LLC, Victory Park Master Fund, Ltd., Jacob Capital, L.L.C. and Richard Levy certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2008

VICTORY PARK CAPITAL ADVISORS, LLC
By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

CUSIP No.	25459N102	13G/A

VICTORY PARK MASTER FUND, LTD.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Attorney-in-Fact*

JACOB CAPITAL, L.L.C.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

/s/ Richard Levy
Richard Levy

*Power of Attorney previously filed